Exhibit 12.1

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges
Interest expense	$4,165	$32,400	$38,831	$35,505	$14,747
Amortized loan fees	722	1,968	3,142	3,468	1,492

Fixed Charges	4,887	34,368	41,973	38,973	16,239

Earnings
Pretax operating income	156,831	212,357	315,109	84,518	(9,742)
Fixed charges	4,887	34,368	41,973	38,973	16,239
Capitalized interest	3,571	3,475	1,270	—	—

Earnings	158,147	243,250	355,812	123,491	6,497

Ratio of Earnings to Fixed Charges	32.36	7.08	8.48	3.17	0.40

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	32.36	7.08	8.48	3.17	0.40

For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $9,742.

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934